UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Moatable, Inc.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

759892300**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Class A Ordinary Shares have no CUSIP number. The above CUSIP number is for the Company's American Depositary Shares, each representing forty-five Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	759892300		Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
CUSIP No.	759892300		Page 3 of 5 Pages
Item 1(a).	Name of Issuer

Moatable, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

45 West Buchanan Street, Phoenix, AZ 85003.

Item 2(a).	Name of Person(s) Filing

SoftBank Group Corp. (“SoftBank”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan.

Item 2(c).	Citizenship

Japan.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number

759892300.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (9) and (11) of the cover page and is incorporated herein by reference.

SCHEDULE 13G
CUSIP No.	759892300		Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G
CUSIP No.	759892300		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

SOFTBANK GROUP CORP.

	By:	/s/ Yuko Yamamoto
	Name:	Yuko Yamamoto
	Title:	Head of Corporate Legal Department